Consent of Independent Registered Public Accounting Firm

The Board of Directors
Blink Logic Inc. formerly (Datajungle Software Inc.):

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 29, 2007 contains an explanatory paragraph that states the Company has negative working capital at December 31, 2006 and has incurred recurring losses as well as recurring negative cash flows from operating activities, and has an accumulated deficit which results in a deficiency in stockholders' equity, all of which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do no include any adjustment that might result from the outcome of that uncertainty.

Our report dated March 29, 2007 also refers to a change in the method of accoutning for share-based payments.

KPMG LLP

Ottawa, Canada
November 9, 2007